February 12, 2008
Ms. Anne Nguyen Parker, Branch Chief
Ms. Donna Levy, Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re:	Ausam Energy Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed February 12, 2008 File No. 333-146853
Dear Ms. Parker and Ms. Levy:
     On behalf of Ausam Energy Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) and five black-lined copies indicating changes made to the Registration Statement since Amendment No. 1.
     This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 7, 2008 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment the Company’s response.
General
1.	We note your response to our prior comment 15. On the cover page of the prospectus please provide a fixed price or price range at which the stock will be offered. Refer to Item 201(a) of Regulation S-K.
•	We have revised the cover page to provide the range of prices at which the stock will be offered, which is based on the historical price range for the common shares.

•	Please note that no new shares are being issued and that this Form S-1 Registration serves only to register the existing shares and those shares to be issued through the conversion of our existing convertible debenture, the exercise of existing options, and the exercise of existing warrants.
Risk Factors, page 6
General
2.	We note your response to our prior comment 10 and reissue it in part. Each sub-caption must adequately describe the risk explained in the narrative that follows it. Refer to Item 503(c) of Regulation S-K. Revise each of your sub-captions accordingly.
•	We have revised all of the sub-captions.
3.	We note your response to our prior comment 11 and reissue it. Refer to Item 503(c) of Regulation S-K. You should not present risks that could apply to any issuer or any offering. Tailor each risk you present to your specific facts and circumstances.

1430, 1122 Fourth Street SW, Calgary, Alberta T2R 1M1 Canada

Phone: (403) 215-2380	Fax: (403) 206-1457	www.ausamenergy.com

Ausam Energy Corporation
February 12, 2008

•	We have referred to both Item 503(c) and to registration statements that have been declared effective for other issuers and believe that we have complied with this request. Many risks that are relevant to the Company’s performance also apply to other companies that are active in the oil and gas business in the same geographical areas as we are.
“Possible Dilutive Effect of Future Issuances of Common Shares,” page 13
4.	We note your response to our prior comment 13 and reissue it in part. Explain what you mean by the term “tradable.”
•	We mean that the shares will be transferable without further action to comply with the Securities Act of 1933. We have revised the language to remove the reference to “tradable.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
General
5.	We note your response to our prior comments 17 and 18 and reissue them in part. Given the change in the primary focus of your business from onshore drilling in Australia to onshore drilling in the U.S. Gulf Coast, provide a more specific overview of how this will impact your operations going forward. Expand your discussion to describe the actions management is taking to address the opportunities, challenges and risks posed by the factors you discuss. For example:
•	We note your statement that the U.S. market is characterized by available infrastructure. State whether any of your properties are near available infrastructure and if not, how that will affect you.

•	You state that the US industry is currently in a period of high demand for equipment and experienced personnel. State how this has impacted or may impact your operations.

•	You indicate that LNG may compete with you. State how this may impact your operations and steps management can take to address it.

•	Describe how the access to better seismic data will benefit you, given the nature of your properties.

•	Revised and expanded to address these and other specific factors that we have identified.
6.	We note that under the terms of the Participation Agreement with SKH, you have an Outside Acreage Conveyance Obligation and a Test Well Back-In conveyance obligation. Describe the impact these conveyances obligations will have on your operations.
•	The Participation Agreement has been amended as of January 25, 2008 and is now included as a separate Exhibit 10.13. We have described the conveyance obligations and do not expect that they will have a material impact on our operations.
7.	On page 31 you indicate that you expect to generate additional capital through the placement of working interests to partners in each of your prospects. Describe the impact this strategy will have on your results of operations.
•	Revised to more fully explain.

Ausam Energy Corporation
February 12, 2008

Results of Operations
Selected Financial Information, page 29
8.	We note your response to our prior comment 20. Revise your disclosure to consistently compare the quarterly interim results for the periods ending September 30, 2007 and 2006. Refer to Item 303(b)(l) and (2) of Regulation S-K.
•	Revised to more fully compare results.
Mosaic Farmin (PL 119, PPL 58, and ATP 471P-Queensland), page 23
9.	We note your response to our prior comment 22 and reissue it. Given that you currently obtain all of your revenue from this project, please file the agreement as an exhibit.
•	Included as Exhibit 10.12
Liquidity and Financial Condition, page 31
10.	We note your statement that your current cash on hand will not be sufficient to fund your entire drilling program, but that you have funds sufficient to fund current commitments. We also note your statement on page 40 that you entered into an agreement to provide you with a source of additional financing and that you expect to receive funds from farm-out arrangements.
In this section, reconcile these statements in regard to the financing agreement. Describe the material terms of the financing agreement and the capacity available under it.
•	The agreement referred to is the Huff Transaction which is described elsewhere. The statement on page 40 has been clarified in this respect. The receipt of funds from farm-out arrangements or the sale of working interests is uncertain as to timing and amount and is now addressed in the Risk Factor section.
11.	Quantify the costs of the current commitments under your drilling and exploration program, and your entire proposed drilling program. Specify which properties fall under these two programs. For example, state whether the six additional wells you plan to spud on the SKH prospects in 2008 fall within your current program. We also note that you state on page 43 that you are in negotiation to acquire additional leases in the SKH Prospects and in other prospects. Describe how you will finance the resulting acquisitions, if any.
•	Please see the revised page 33 for the anticipated drilling program expenditure.

•	The proposed six well drilling program is dedicated to six of the prospects purchased from SKH. The Company is unable to provide a more accurate estimate as the cost of drilling is subject, but not limited to, the availability of drilling and service equipment and personnel, the terms of a particular drilling contract, the cost of steel, the cost of a number of supplies including fuel, weather, and ultimately the participation percentage retained by us of each well. We have disclosed our current budgeted estimate.

•	Page 46 is revised to state that prospect acquisitions will be made from existing capital or through the issuance of equity or debt.
12.	State what you will do if you are unable to place working interests in prospects with partners.
•	In the event the Company is unable to place working interests in a prospect with partners, then the Company will either expend working capital to drill a larger percentage of the prospect, raise additional capital, sell the prospect to a third party or return the prospect to SKH.

Ausam Energy Corporation
February 12, 2008

13.	We note the disclosure of your cash and other current asset balance as of June 30, 2007. Please update your disclosure to reflect the balances at September 30, 2007.
•	The disclosure as of June 30, 2007 is material as it shows our lack of liquidity immediately prior to the closing of the Huff Transaction in July. The final sentence of the paragraph already discloses the balances at September 30, 2007,
Contractual Obligations, page 34
14.	We note your response to our prior comment 29 that you have no Australian exploration expenditure requirements. Disclosure under Note 13 to your December 31, 2006 financial statements indicates that you have exploration expenditure requirements to maintain rights in Australia. The disclosure also indicates that the accompanying table does not include amounts related to any leases or permits you intend to relinquish. Given that these expenditures are required to maintain rights that you intend to retain, it appears that these amounts should be reflected in your table of contractual obligations.
•	As stated in Note 13 to the December 31, 2006 financial statements, these amounts are discretionary. During 2007, we did make discretionary payments as part of the $2.7 million expended in Australia. At present the Company has no funds allocated to, or budgeted for, exploration drilling or seismic acquisition in Australia as current permit requirements have been met and the permits are in good standing. At this time, expenditures in Australia would be for sustaining the operations office and that acreage that has been converted from an exploration permit to a production license through successful drilling, and for which minimal expenditure is required. In the event that the Company elects not to participate in an additional commitment well, or a seismic acquisition commitment, with the other holders of a permit, then the Company would incur penalties for later participation in the well or seismic program, if the Company desires to re-join participation in that well or seismic program, and could lose its interest in the permit.

•	Please note that in Australia the acreage permits are awarded to companies by the relevant State’s minerals and resources departments and that permit awards are based upon expenditure commitments. However, there is no penalty outside of loss of permit award for non-performance on the work commitment submitted as there is no contractual commitment for expenditure. The Company’s current commitments have been met and all subsequent drilling or seismic acquisition commitments can be performed at the Company’s discretion. In the event that the Company elects not to proceed with any additional expenditure on its permits in Australia, then the Company would lose its exploration acreage permits without any additional penalty.
Disclosure Controls and Procedures, page 36
15.	We note your response to our prior comment 30, and reissue it in part. Specify in the prospectus the differences between what the Multi-Lateral Instrument 52-109 requires of your CEO and CFO in regard to the design of your disclosure controls and procedures, and what your CEO and CFO will be required to do in regard to the evaluation of the effectiveness of these controls under Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.
•	Please see the revisions to pages 38 and 39
16.	We note your response to our prior comment 31 and reissue it in part. Please explain in the prospectus how your officers reached the conclusion that your disclosure controls

Ausam Energy Corporation
February 12, 2008

and procedures were effective in light of your deficiencies in regard to the segregation of duties and user access controls.
•	Please see the revisions to pages 38 and 39.
17.	We note your response to our prior comment 32, and reissue it. State in the prospectus that your disclosure controls and procedures and your internal controls over financial reporting are the same as in Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.
•	Please see the revisions to page 39.
Business
The SKH Purchase, page 38
18.	We note your response to our prior comment 37. Expand your discussion of the Participation Agreement to define the term “Untested Prospects.” We note your reference to the Participation Agreement, but the exhibit index does not list this document. Accordingly, revise your exhibit index to clearly state the several agreements that comprise Exhibit 10.9, including the Participation Agreement.
•	The term “Untested Prospects” is now defined in the body of the Registration Statement. The Participation and Right of First Offer Agreement has been amended as of January 25, 2008 and is now included as Exhibit 10.13. The description of Exhibit 10.9 has been expanded to list the Schedules thereto.
19.	Expand your discussion of the SKH purchase to describe your conveyance obligations back to SKH under the Participation Agreement. Finally add a risk factor that discusses the risk to investors if you have to convey any of the untested prospects back to SKH.
•	Please see the revisions to page 41.
Strategy, page 39
20.	We note your statement that you own approximately a 100% interest in 18 of your properties. Expand on this statement to state what your exact ownership interest is in each of your properties.
•	The statement under Strategy on page 42 refers to “prospects” rather than “properties.” The boundary of a “prospect” refers to the area on the surface of the earth that lies above an area of geological interest that is believed to be prospective for hydrocarbons. There are now 15 Prospects where we own 100% interest in the leases covering the approximate surface area of the prospect. The exceptions are as follows: T-Patch I prospect (90%), T-Patch II prospect (75%), Wethorford prospect (45%), Maben (66%), Plantation prospect (25%) and the Quatre prospect (13%). Some of these percentages will continue to change as we farmout or sell portions of our working interest or as earning targets are reached. The importance of owning 100% of a prospect is not the size of the ownership position, which is more accurately reflected by the net acreage positions disclosed in the table on page 45, but that it improves our ability to use it to trade for interests in other prospects, as described in the prospectus.
Management, page 48
21.	We note your response to our prior comment 40. Please put your response to our comment in the Related Party section of the prospectus.
•	Please see the revisions to page 72.

Ausam Energy Corporation
February 12, 2008

22.	We note your response to our prior comment 42. Please put your response to our comment on page 49 of the prospectus after the management biographies.
•	Please see the revisions to page 51.
Compensation Discussion and Analysis, page 51
23.	We note your response to our prior comment 44. Please put your response to our comment on page 54 of the prospectus where you mention peer groups.
•	Please see the revisions to page 56.
Employment Agreements, page 54
24.	We note your response to our prior comment 45 and that bonuses are determined in the Board’s discretion. Please state this in the prospectus and, if true, that you have no predetermined goals for assessing individual performance.
•	Please see the revisions to page 56.

•	The descriptions of the individual employment agreements refer to “targets” but there are no established metrics for calculating the size of the bonuses.
Compensation of Directors, page 52
25.	We note your response to our prior comment 46, and reissue it. The disclosure on page 58 is largely repetitive of the disclosure on page 52. Combine the disclosure on page 58 into the disclosure on page 52.
•	The disclosure has been combined as requested.
Selling Shareholders, page 61
26.	We note your response to our prior comment 47, and reissue it. For each selling shareholder specify the transaction in which he obtained his shares. Since you are registering shares for sale by each selling shareholder, you are in a position to inquire of each how they obtained the shares being registered on their behalf.
•	Please see the revisions to the section “Selling Shareholders”. We have referenced Part II, Item 15 of the Registration Statement which lists all sales of unregistered securities in the past three years. Certain members of the “Selling Shareholders” have received shares in private placements dating back more than the three year period, and providing detailed information on the time and method of acquisition of their shares would be burdensome, to the extent it is even possible.

•	Please note that the Company is publicly traded on the Toronto Venture Exchange and that the Company is not in a position to inquire of each selling shareholder how the shares were obtained as the shareholder register changes most days through trading on a public exchange.
27.	We note your response to our prior comment 48 and await your further response. In regard to COSCO Capital Management and Private Energy Securities, state in the prospectus that they obtained their shares as compensation for investment banking services.
•	This has been added, along with the identity of the natural person who exercises dispositive control over the warrants.
28.	We note your response to our prior comment 49 and await your further response.

Ausam Energy Corporation
February 12, 2008

•	We have deleted from the list of Selling Shareholders all entities for which we have not received the identity of the natural person who exercises voting and/or dispositive control.
Note 3. Net properties and equipment, page F-15
29.	We note that certain captions in the table under this note refer to “Unproved” properties, while the heading of the note refers to “Unevaluated” properties. To avoid investor confusion, revise the table to use consistent terminology.
•	The table now refers only to “Unevaluated” properties to avoid confusion with reserve classifications.
30.	We note your response to our prior comment 54, and the revised disclosure provided under footnote 1. The information provided in footnote 1 appears to be rather generic in nature and does not provide useful information to investors. Revise to provide a substantially more specific description of the status of the significant properties, along with the anticipated timing of the inclusion of the costs in the amortization computation. Make corresponding revisions to footnote 2 to Note 3 in your interim financial statements.
•	Please see the revisions to footnote 1 on page F-15 and footnote 1 on page F-38.
31.	Disclosure in your filing indicates that you have engaged an investment bank to explore strategic options with respect to your Australian subsidiary and assets. Supplementally, describe the options you are considering. Additionally, tell us how your decision to explore these options impacts the planned activities and timing related to the evaluation of your Australian unevaluated properties.
•	The Company will continue to support operations in Australia through the Australian subsidiary while exploring a range of options that may include, and may not be limited to, (i) retaining and operating the Australian subsidiary, (ii) selling the Australian subsidiary or merging it with a third party, or (iii) sale of a portion of our interest in the Australian subsidiary through a public offering on the Australian stock exchange.

•	The strategic options regarding the Australian subsidiary will be explored at the parent level (Ausam Energy Corporation or the Company). The Company’s Australian subsidiary (Ausam Resources Pty Ltd) is managed by its Australian based staff. The Company’s decision to explore the various strategic options is not expected to impact any planned activities or timing thereof related to the evaluation of the Company’s Australian unevaluated properties. As such, it is expected that the evaluation of the Company’s Australian unevaluated properties will occur in the normal course of business in cooperation with the various partners in each of the permits.
Consolidated Financial Statements for the Nine Months ended September 30, 2007 and 2006
Note 3. Property and Equipment, page F-38
32.	We note your response to prior comment number 59 and the disclosure provided under footnote 1. If the 10 wells that are anticipated for 2008 will result in the evaluation of all of the unevaluated properties currently reported under the United States cost center, revise your disclosure to indicate this. Otherwise, indicate the amount of costs that will and will not be evaluated as a result of the 10 wells. For those costs that will not be evaluated as a result of the 10 wells, revise your disclosure to indicate when, and under what circumstances, the costs will be evaluated.
•	Revised to reflect our latest internal budgeting.

Ausam Energy Corporation
February 12, 2008

Note 7. Convertible Debt, page F-44
33.	Explain to us, in reasonable detail, how you have applied the provisions of EITF 98-5 and EITF 00-27 to the July 4, 2007 issuance of convertible debt and warrants. In this regard, we draw your attention to Part II, Issue 1 of EITF 00-27.
•	In accordance with EITF 00-27, we have revised in the amended S-1 our measurement of the convertible debenture to reflect the beneficial conversion feature in the amount of $2,589,000, which has been reclassified to additional paid in capital and we have determined the impact on the income statement is not material.
Closing Comments
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff; acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Ausam Energy Corporation
February 12, 2008

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
     We understand the matters set forth above and we intend to comply with them.
     If you have any questions or comments concerning Amendment No. 2 or the foregoing responses to your comments, please call the undersigned at (713) 305-6773 or, in his absence, William G. Lee of the law firm of Vinson & Elkins L.L.P. at (713) 758-2180.
Very truly yours,

/s/ Richard G. Lummis
Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation